

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Georges Gemayel, Ph.D.
Interim President and Chief Executive Officer
Gemini Therapeutics, Inc.
297 Boston Post Road #248
Wayland, MA 01778

   Re: Gemini Therapeutics, Inc.
     Amendment No. 2 to Registration Statement on Form S-4
     Filed November 3, 2022
     File No. 333-267276

Dear Georges Gemayel:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1. Refer to comment 2. The investors in the Disc pre-closing financing made their investment decision in a private offering and the sale must close privately. Remove the Disc pre-merger financing shares from the registration statement.

Risk Factors
Risks Related to the Merger, page 22

2. Please provide a separate risk factor discussion disclosing that the fairness opinion relies on Financial Projections provided by Gemini, which extend 19 years and do not consider the possibility that Disc product candidates do not receive FDA approval.

Gemini Reasons for the Merger, page 149

3. We note your response to comment 4 and revised disclosure on pages 149 and 150. Further clarify in your disclosure on page 149 where you cite the "applicable projections period" that the Special Committee and Gemini Board believed was reasonable, that this period extends out through 2041. Additionally, expand your disclosure on page 150 to disclose whether, and if so, how, the Gemini Board's consideration of projections that extended beyond the next two years may have differed from its consideration of the extended projections out to 2041.

Summary of Financial Analysis, page 157

4. We note your response to comment 6 and reissue the comment in part. Clarify why the financial advisor felt it was appropriate to include a discounted cash flow analysis using the full projections through 2041, given Disc's development status, and did not propose a shorter time period. Please also disclose the interest rate used for the projections. Additionally, discuss whether the projections factored in the possibility of FDA approval of new competitive products. Ensure that these additional assumptions, to the extent there are any, are also disclosed in the section titled, "Certain Unaudited Financial Projections" beginning on page 159.

Certain Unaudited Financial Projections, page 159

5. We reissue comment 9 in part. Revise to further clarify why, or on what basis, Gemini believed the Disc forecasts needed to be adjusted. Furthermore, please revise this section to provide additional detail of the assumptions underlying the projections, quantifying the information to the extent possible. For example:
- where you describe the loss of patent exclusivity, clarify when in the 19 years the 10 and 12 year changes take place;
- in the second bullet point, clarify what product candidates are addressed;
- in the third bullet point, quantify the adjustment to Disc's probabilities;
- quantify the downward adjustment to Disc's projected net sales;
- eliminate the non-exclusive list of "additional assumptions" and clarify that you have disclosed all material assumptions underlying the projections.

Shareholders should be able to discern the assumptions underlying the forecasts that were not altered and what adjustments Gemini made. In addition, include the explanation of the probability of success analysis from page 157, and explain how the probabilities affected the projected free cash flows used in the discounted cash flows analysis through the period ended 2041. Please also explain why Gemini management did not consider the separate possibility that one or more of the Disc product candidates will not successfully complete clinical trials. Finally, revise to further explain the limitations of the projections, including how the projections would be impacted if the assumptions relating to FDA approval, including the timing of FDA approval and the competitive landscape, are not realized.

Disc's Business
Disc's Pipeline, page 264

6. Refer to comment 10. Revise the pipeline table so the all the fonts are legible, including the footnotes. It is unclear the purpose of the "Development Stage" column, as nothing is indicated below. Generally, that column would be the preclinical stage, and should be no wider than the columns for Phases 1, 2 and 3. Please revise accordingly or advise.

2019 Exclusive License Agreement with AbbVie Deutschland GmbH & Co. KG, page 293

7. We note your disclosure on page F-16 that as part of your arrangement with AbbVie, you entered into a stock purchase agreement with AbbVie. Please revise your disclosure here to include a summary of the material terms of this stock purchase agreement. Please also file the stock purchase agreement as an exhibit to the registration statement or, alternatively, provide your analysis supporting your belief that such filing is not required. See Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 295

8. We note your response to comment 11 and your revisions to the tabular presentation of your patent applications related to Disc's bitopertin program. We also note that the sixth patent family presented in the table here appears to be in-licensed and will expire in 2032. This patent family does not, however, appear to be described in the paragraph above where you indicate that all six of Disc's patent families are owned and will expire between 2041 and 2043. Please revise your disclosure here so that the summary in tabular form aligns with the disclosure above. Additionally, for each of your patent applications, please indicate the corresponding jurisdictions in which these patents will be issued should the applications be granted. Finally, clarify whether there is a distinction between the United States and the other jurisdictions you provide with respect to your sixth in-licensed patent family.

You may contact Tara Harkins at 202-551-3639 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Nylen, Esq.